SO 3/11/04

K
3/18

SECURITIE 04004586 SION

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 27 2004 PROCESSING WASH. D.C.

SEC FILE NUMBER
8-38553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BILTMORE INTERNATIONAL CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2025 LINCOLN HIGHWAY, SUITE 120
(No. and Street)

EDISON	NJ	08817
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES M. RAWDON 732-791-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE	ROCKVILLE CENTRE,	NY	11570
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES M. RAWDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BILTMORE INTERNATIONAL CORPORATION, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____

Signature

SR Vice President
Title

Notary Public
CHRISTINE M. CAUVET
NOTARY PUBLIC, STATE OF NEW JERSEY
I.D. NO. 2028381
My Commission Expires May 11, 2007

BILTMORE INTERNATIONAL CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2003

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

BILTMORE INTERNATIONAL CORPORATION
Financial Report
December 31, 2003

CONTENTS

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Biltmore International Corporation

We have audited the accompanying statement of financial condition of Biltmore International Corporation as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in subordinated accounts and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biltmore International Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 13, 2004

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents		$ 324,756
Receivable from clearing broker		561,131
Securities owned – at market value		422,763
Property and equipment – net		45,538
Other assets		8,486
Security deposits		16,028
Total Assets		$ 1,378,702

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to clearing broker		$ 223,525
Accounts payable and accrued expenses		233,599
Securities sold, not yet purchased – at market value		300,324
Income taxes payable		28,100
Deferred tax liabilities		16,784
Total Liabilities		802,332
Commitments and Contingencies		
Subordinated liability – related party		175,000
Stockholders' Equity:		
Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 20,000 shares	$ 20,000	
Additional paid-in capital	240,000	
Retained earnings	141,370	
Total Stockholders' Equity		401,370
Total Liabilities and Stockholders' Equity		$ 1,378,702

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:		
Principal transactions, net		2,500,662
Commissions		6,421
Interest		4,528
Other		4,607
Total Revenues		2,516,218
COSTS AND EXPENSES:		
Clearing and execution charges	$ 202,806	
Communication and data processing	201,030	
Employee compensation and benefits	1,757,883	
Occupancy costs	101,283	
Regulatory fees	5,066	
Interest expense	17,502	
Other operating expenses	88,013	
Total Costs and Expenses		2,373,583
Income Before Provision for Income Taxes		142,635
Provision for Income Taxes		59,384
NET INCOME		$ 83,251

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 20,000	$ 130,000	$ 58,119	$ 208,119
Capital Contribution	-	110,000	-	110,000
Net Income	-	-	83,251	83,251
Balance – End of Year	$ 20,000	$ 240,000	$ 141,370	$ 401,370

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance – Beginning of Year	$ 175,000
Payment of subordinated loan	(175,000)
Issuance of subordinated loan – related party	175,000
Balance – End of Year	$ 175,000

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net income		$ 83,251
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,020
Increase in deferred tax liabilities		16,784
Changes in Operating Assets and Liabilities:		
Receivable from clearing broker	$ 198,651	
Security deposits	1,022	
Securities owned – at market value	(276,630)	
Other assets	(8,486)	
Accounts payable and accrued expenses	152,811	
Payable to clearing broker	223,525	
Securities sold, not yet purchased – at market value	(159,739)	
Income taxes payable	20,683	151,837
Net Cash Provided by Operating Activities		261,892
Cash Flows from Investing Activities:		
Capital expenditures		(45,577)
Net Cash Provided by Investing Activities		(45,577)
Cash Flows from Financing Activities:		
Repayment of loan		(3,000)
Proceeds of capital contribution		110,000
Repayment of subordinated loan		(175,000)
Proceeds of subordinated borrowings – related party		175,000
Net Cash Provided by Financing Activities		107,000
Increase in Cash and Cash Equivalents		323,315
Cash and Cash Equivalents – Beginning of Year		1,441
Cash and Cash Equivalents – End of Year		$ 324,756
Supplemental Cash Flow Disclosure:		
Cash Paid for Interest		$ 16,042
Cash Paid for Income Taxes		$ 22,232

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
Notes to Financial Statements
December 31, 2003

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Biltmore International Corporation, (the "Company") is a brokerage firm engaged primarily in securities trading. The Company is registered as a broker-dealer with and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are stated at fair market value and represent equity securities in which the Company acts as market maker and performs proprietary trading.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Depreciation

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets, which approximate three to five years.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Revenue Recognition

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices. The Company records client transactions on a trade date basis.

NOTE 2 - Clearing Broker Receivables and Payables

Receivable from clearing broker consist of the following:

Clearing broker deposits receivable	$ 416,040
Receivable from clearing broker – trading	145,091
	$ 561,131

Payable to clearing broker represents net amounts owed on security positions.

NOTE 3 - Property and Equipment

Property and equipment consists of the following:

Furniture and Fixtures	$ 10,309
Computers and Office Equipment	64,760
	75,069
Less: Accumulated Depreciation	29,531
	$ 45,538

Depreciation expense for the year ended December 31, 2003 was $10,020.

NOTE 4 - Subordinated Liability – Related Party

Subordinated liability represents a subordinated loan agreement with the Company's President and sole stockholder, in the amount of $175,000. The loan agreement calls for interest at 10% per annum and became effective November 30, 2003. The loan matures November 30, 2006.

NOTE 4 - Subordinated Liability – Related Party (Continued)

The loan has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

On November 30, 2003 the Company repaid the $175,000 principal subordinated loan that had become due on such date.

NOTE 5 - Stockholders' Equity

In December 2003 the Company amended its certificate of incorporation and increased its authorized common shares from 20,000 to 100,000.

In December 2003 the Company's stockholder contributed $110,000 as additional capital.

NOTE 6 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At December 31, 2003 the Company's net capital was $411,899, which exceeded its minimum net capital requirement by $176,399 and its net capital ratio was 64%.

NOTE 7 - Commitments and Contingencies

Lease Commitments

The Company leases its office space under a noncancellable operating lease. Rent expense for the year ended December 31, 2003 was approximately $84,000. Minimum annual rentals under this lease is as follows:

Year Ending December 31,	Amount
2004	$ 50,000
2005	53,000
2006	46,000

Third Party Vendors

The Company utilizes third party vendors for real time and historical financial market data as well as software licensing. The Company has written agreements with certain of these vendors and such agreements have two year terms. Minimum annual commitments at December 31, 2003 under these agreements were approximately $154,000.

NOTE 8 - Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

NOTE 9 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guideline. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At December 31, 2003, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

The Company may at times maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 10 - Income Taxes

The components of the provision for income taxes are as follows:

Current:	
Federal	$ 7,400
State	35,200
Total current	42,600
Deferred:	
Federal	14,266
State	2,518
Total deferred	16,784
	$ 59,384

At December 31, 2003 deferred tax liabilities of $16,784 were related to depreciation.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BILTMORE INTERNATIONAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2003

CREDIT ITEMS:		
Total stockholders' equity		$ 401,370
Subordinated liability		175,000
Total Credit Items		576,370
DEBIT ITEMS:		
Property and equipment - net	$ 45,538	
Other assets	8,486	
Security deposits	16,028	
Total Debit Items		70,052
Net Capital Before Haircuts		506,318
Haircuts on Securities:		
Other securities		94,419
Net Capital		411,899
Less: Minimum net capital requirement		235,500
Remainder: Net capital in excess of all requirements		$ 176,399

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 261,699	= 64%
Divided by: Net Capital	$ 411,899	

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 233,599
Income taxes payable	28,100
	$ 261,699

SCHEDULE 2.

BILTMORE INTERNATIONAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 409,783
Adjustments:	
Decrease in accrued liabilities	2,116
Net capital - per report pursuant to Rule 17a-5(d)	$ 411,899

To the Board of Directors and Stockholder
Biltmore International Corporation

Gentlemen:

In planning and performing our audit of the financial statements of Biltmore International Corporation for the year ended to December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Biltmore International Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures to determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Biltmore International Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a -5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purposes.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 13, 2004